UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2024

Commission File Number 001-41573

CARAVELLE INTERNATIONAL GROUP

60 Paya Lebar Road

#05-47 Paya Lebar Square

Singapore 409051

Tel: +6598978002

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release dated September 25, 2024, announcing the official change of the Company’s stock market ticker symbol to “HTCO”.

INDEX TO EXHIBITS

99.1	Press release dated September 25, 2024, announcing Official New Ticker Symbol.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARAVELLE INTERNATIONAL GROUP

Date: September 25, 2024	By:	/s/ Hanxi Chang
Hanxi Chang
Chief Executive Officer